June 10, 2019

Daniel H. Schulman
President and Chief Executive Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 7, 2019
           File No. 001-36859

Dear Mr. Schulman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Risk Factors
Our business is subject to extensive government regulation...., Page 19
Economic and Trade Sanctions, page 22

1. You disclose that subsequent to your March 2015 settlement with the Treasury
       Department's Office of Foreign Assets Control ("OFAC") you self-reported additional transactions as possible sanctions violations, and you received new subpoenas from
       OFAC seeking additional information about these transactions. We also located a
       February 2017 news article reporting that you received subpoenas from the Justice
       Department for potential violations of U.S. sanctions. Please describe these transactions to us, including the countries involved. Please also discuss the potential for reputational harm from these transactions. In this regard, we note that the news article reports that your shares had recently dropped 2.8%.
 Daniel H. Schulman
PayPal Holdings, Inc.
June 10, 2019
Page 2
Financial Statements for the Year Ended December 31, 2018
Note 11 - Loans and Interest Receivable, page 102

2. We note your disclosure that you accounted for the sale of your U.S. consumer credit receivables portfolio as a sale. You also disclose at the bottom of page 102 that you concluded your continuing involvement in the revenue share arrangement does not invalidate this determination. Please tell us in reasonable detail the specific nature of your continuing involvement in the transferred assets. Please also tell us how you concluded you met the conditions for sale accounting, and tell us the specific accounting literature you relied upon in reaching your conclusion.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or
Jennifer
Thompson, Accounting Branch Chief at (202) 551-3737 with any questions.



FirstName LastNameDaniel H. Schulman                            Sincerely,
Comapany NamePayPal Holdings, Inc.
                                                                Division of
Corporation Finance
June 10, 2019 Page 2                                            Office of
Consumer Products
FirstName LastName